SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Smith, Jr., John F. (Last) (First) (Middle) 300 Renaissance Center, P.O. Box 300 Mail Code: 482-C38-B71 (Street) Detroit, MI 48265-3000 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol General Motors Corporation GM & GMH 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) January 21, 2003 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Chairman
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
General Motors Common Stock, $1-2/3 Par Value				294,484	D (1)
General Motors Common Stock, $1-2/3 Par Value				7,480	I	Trust (2)
GM Class H Common Stock, $.10 Par Value				173,434	D (1)
GM Class H Common Stock, $.10 Par Value				23,255	I	Trust (2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Smith, Jr., John F. - January 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
GM Stock $1-2/3 Par Value Option (Right To Buy) (3)	$50.46	01/07/2002	M | V	(A) 66,668	Current | 01/08/2012	General Motors Common Stock, $1-2/3 Par Value - 66,668		66,668	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (3)	$50.46	01/07/2002	M | V	(A) 66,666	01/07/2004 | 01/08/2012	General Motors Common Stock, $1-2/3 Par Value - 66,666		66,666	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (3)	$50.46	01/07/2002	M | V	(A) 66,666	01/07/2005 | 01/08/2012	General Motors Common Stock, $1-2/3 Par Value - 66,666		66,666	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (3)	$50.82	02/04/2002	M | V	(A) 33,334	02/04/2003 | 02/05/2012	General Motors Common Stock, $1-2/3 Par Value - 33,334		33,334	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (3)	$50.82	02/04/2002	M | V	(A) 33,333	02/04/2004 | 02/05/2012	General Motors Common Stock, $1-2/3 Par Value - 33,333		33,333	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (3)	$50.82	02/04/2002	M | V	(A) 33,333	02/04/2005 | 02/05/2012	General Motors Common Stock, $1-2/3 Par Value - 33,333		33,333	D
GM Stock $1-2/3 Par Value Option (Right To Buy) (3)	$40.05	01/21/2003	M |	(A) 66,668	01/21/2004 | 01/22/2013	General Motors Common Stock, $1-2/3 Par Value - 66,668		66,668	D
GM Stock $1-2/3 Par Value Option (Right To Buy) (3)	$40.05	01/21/2003	M |	(A) 66,666	01/21/2005 | 01/22/2013	General Motors Common Stock, $1-2/3 Par Value - 66,666		66,666	D
GM Stock $1-2/3 Par Value Option (Right To Buy) (3)	$40.05	01/21/2003	M |	(A) 66,666	01/21/2006 | 01/22/2013	General Motors Common Stock, $1-2/3 Par Value - 66,666		66,666	D
GM Stock $1-2/3 Par Value, Restricted Stock Units (4)	1:1	01/21/2003	A |	(A) 55,000	(4) | (4)	General Motors Common Stock, $1-2/3 Par Value - 55,000		55,000	D
GM Stock $1-2/3 Par Value Option (Right To Buy) (3)	$33.17				Current | 01/10/2005	General Motors Common Stock, $1-2/3 Par Value - 92,601		92,601	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (3)	$40.07				Current | 02/06/2006	General Motors Common Stock, $1-2/3 Par Value - 258,329		258,329	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (3)	$44.73				Current | 02/04/2007	General Motors Common Stock, $1-2/3 Par Value - 356,396		356,396	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (3)	$46.59				Current | 01/13/2008	General Motors Common Stock, $1-2/3 Par Value - 358,455		358,455	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (3)	$71.53				Current | 01/12/2009	General Motors Common Stock, $1-2/3 Par Value - 420,700		420,700	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (3)	$75.50				Current | 01/11/2010	General Motors Common Stock, $1-2/3 Par Value - 400,000		400,000	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (3)	$52.35				Current | 01/09/2011	General Motors Common Stock, $1-2/3 Par Value - 266,668		266,668	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (3)	$52.35				01/08/2004 | 01/09/2011	General Motors Common Stock, $1-2/3 Par Value - 133,332		133,332	D
GM Stock Class H $.10 Par Value-Phantom Stock (5)	1:1				(5) | (5)	GM Class H Common Stock, $.10 Par Value - 48,916		48,916	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Martin I. Darvick - POA for John F. Smith, Jr. Page 2 SEC 1474 (3-99)

Smith, Jr., John F. - January 2003
Form 4 (continued)
FOOTNOTE Descriptions for General Motors Corporation GM & GMH

Form 4 - January 2003

John F. Smith, Jr.
300 Renaissance Center, P.O. Box 300
Mail Code: 482-C38-B71
Detroit, MI 48265-3000
Explanation of responses:

 (1)   Includes 33,786 shares of General Motors $1-2/3 par value Common Stock and 34,386 shares of General Motors Class H Common Stock, subject to forfeiture under certain conditions pursuant to Rule 16b-3 qualified General Motors Performance Achievement Plan.
(2)   Shares held in trust under General Motors Stock Purchase Program as of 12/31/02. State Street Bank & Trust Co., Trustee. Shares owned pursuant to Rule 16b-3 exempt employee savings plan.
(3)   Employee stock options granted pursuant to Rule 16b-3 qualified General Motors Stock Incentive Plan.
(4)   Restricted Stock Units granted pursuant to Rule 16b-3 qualified General Motors Stock Incentive Plan in lieu of a 2002 cash bonus are to be settled in stock upon my retirement.
(5)   The Phantom Stock Units were accrued under the Rule 16b-3 qualified General Motors Deferred Compensation Plan and are to be settled in cash upon my retirement. Units held as of 12/31/02.

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